NR07-20	September 5, 2007

ITH Reports Initial Drilling Results from its North Bullfrog Project, Nevada

Drilling intersects 0.4 metres @ 17.6 g/t Au and 1.2 metres @ 3.7 g/t Au

Vancouver, B.C……..International Tower Hill Mines Ltd. (“ITH” or the “Company”) - (TSXV: ITH, AMEX: THM, Frankfurt: IW9) is pleased to announce the initial results from its phase one drilling program at its North Bullfrog Joint Venture (earning up to a 70% position from Redstar Gold Corp, TSX-V: RGC).  This initial phase drilling program intersected a number of broad lower grade zones of gold mineralization in the Sierra Blanca target area (including 7.6 metres @ 1.1 g/t Au) and high-grade mineralization in the Pioneer area (including 0.4 metres @ 17.6 g/t Au and 1.2 metres @ 3.7 g/t Au).  The results have confirmed the presence of a large widely distributed gold system on the property and have set the stage for further drilling of a number of untested priority targets (see Table 1).  The Company anticipates its phase II drilling program for the North Bullfrog project will begin early in the first quarter of 2008 as field activities slow down on its Alaskan projects.

Interpretation

At Sierra Blanca, holes NB0701 and NB0702 confirmed the presence of widespread low-grade mineralization encountered in historic drilling.  NB0701 intersected numerous low-grade intervals, with 28% of the 247 metre hole mineralized at >250 ppb Au.  NB0702 also intersected low-grade mineralization, with a high of 2.060 g/t over 3 metres (0.060 opt over 9.8 feet).  Previous drilling in the area of the two holes intersected thick low-grade intervals, including 0.343 g/t over a combined 40 metres (0.010 opt over 130 feet), 0.480 g/t over 35 metres (0.014 opt over 115 feet) and 0.425 g/t over a combined 26 metres (0.012 opt over 85 feet).  The drilling tested only a small portion of the extensive low-grade mineralization at Sierra Blanca and did not evaluate areas with relatively higher-grade gold mineralization (>1 g/t) encountered at surface and in shallow previous drilling.  The potential for higher-grade structurally-focused mineralization also remains poorly tested at this stage, and the nearby Yellowjacket vein system target was not tested by the phase I program.

The shallow mineralization intersected in the Pioneer target area in NB0704 occurs along the margins of a strongly-altered dike, an important geologic control which will assist in on-going exploration.  Hole NB0703 attempted to cross the west-dipping mineralized zone about 120m down dip and encountered anomalous gold values but failed to intersect the high grade shoot that was the original target.  The Pioneer mine area has all of the earmarks of a large gold mineralizing system with the potential for more high-grade vein zones such as those intersected in NB0704.

Table 1

Significant Drilling Results*

Hole	From (m)	To (m)	Interval (m)	Au (g/t)
NB-07-01 (247m)	80.0	84.5	4.5	0.780
	101.0	113.0	12.0	0.444
	114.5	119.0	4.5	0.340
	120.5	125.0	4.5	0.317
	134.0	148.7	14.7	0.424
	161.5	175.0	13.5	0.309
	210.7	216.5	5.8	0.580
	219.5	224.0	4.5	0.523
NB-07-02 (354m)	65.0	72.6	7.6	1.113
including	66.5	69.5	3.0	2.060
	80.5	84.0	3.5	0.317
NB-07-03 (215m)	38.5	40.0	1.5	0.260
NB-07-04 (92m)	14.7	16.8	2.1	0.500
	17.8	22.7	4.9	2.136
including	20.5	20.9	0.4	17.600
	26.2	29.4	3.1	1.888
including	26.2	27.5	1.2	3.680
	62.6	66.8	4.1	0.317
NB-07-05 (365m)	No Significant Results
NB-07-06 (33m)	No Significant Results

* Composites calculated using a 0.250 g/t (250 ppb) cutoff; composite length

Exposure to Asset-Backed Canadian Paper

The Company would like to confirm that it has no exposure to any asset-backed Canadian paper.  Other than cash held by its subsidiary for their immediate operating needs in America, all of the Company’s cash reserves are on deposit with a major Canadian chartered bank, invested in GIC’s or in Bankers Acceptances (100% guaranteed).

Qualified Person and Quality Control/Quality Assurance

Jeffrey A. Pontius (CPG 11044), a qualified person as defined by National Instrument 43-101, has supervised the preparation of the scientific and technical information that forms the basis for this news release.  Mr. Pontius is the President and CEO of ITH.

About International Tower Hill Mines Ltd.

International Tower Hill Mines Ltd. is a resource exploration company, focused in Alaska and Nevada, which controls a number of exploration projects representing a spectrum of early stage to advanced gold and base metal discoveries.  ITH is committed to building shareholder value through new discoveries while maintaining a majority interest in its holdings, thereby giving its shareholders the maximum value for their investment.

On behalf of
INTERNATIONAL TOWER HILL MINES LTD.

(signed) Jeffrey A. Pontius

Jeffrey A. Pontius,
President and Chief Executive Officer

Contact Information:

Quentin Mai, Vice-President - Corporate Communications

E-mail: qmai@internationaltowerhill.com

Phone: 1-888-770-7488 (toll free) or (604)683-6332 / Fax: (604) 408-7499

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the contents of this press release, which has been prepared by management.

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 27E of the Exchange Act.  Such statements include, without limitation, statements regarding the anticipated content, commencement and cost of exploration programs, anticipated exploration program results, the discovery and delineation of mineral deposits/resources/reserves, business and financing plans and business trends.  Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct.  Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events.  The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, the Company's ability to obtain any necessary permits, consents or authorizations required for its activities, the Company's ability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies.  All of the Company's Canadian public disclosure filings may be accessed via www.sedar.com and its US disclosure filings at www.sec.gov and readers are urged to review these materials, including the technical reports filed with respect to the Company's mineral properties.

This press release contains information with respect to adjacent or similar mineral properties in respect of which the Company has no interest or rights to explore or mine.  The Company advises US investors that the US Securities and Exchange Commission's mining guidelines strictly prohibit information of this type in documents filed with the SEC.  Readers are cautioned that the Company has no interest in or right to acquire any interest in any such properties, and that mineral deposits on adjacent or similar properties are not indicative of mineral deposits on the Company's properties.

This press release is not, and is not to be construed in any way as, an offer to buy or sell securities in the United States.